SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English form
the original previously issued in Portuguese)

HOLDCO PARTICIPAÇÕES LTDA.

FINANCIAL STATEMENTS FOR THE PERIODS
ENDED 30 NOVEMBER 2009 AND 2008 AND
INDEPENDENT AUDITORS’ REPORT

BDO international is a worldwide network of public accounting firms, called BDO Member Firms. Each BDO Member Firm is an independent legal entity in its own country. The network is coordinated by BDO Global Coordination B.V., incorporated in The Netherlands, with its statutory seat in Eindhoven (trade register registration number 33205251) and with an office at Boulevard de la Woluwe 60, 1200 Brussels, Belgium, where the International Executive Office is located. BDO Trevisan Auditores Independentes is the Member Firm of BDO in Brazil. BDO is the brand name for the BDO International network and for each of the BDO Member Firms.

(Convenience translation into English from the original previously issued in Portuguese)

HOLDCO PARTICIPAÇÕES LTDA.

FINANCIAL STATEMENTS FOR THE PERIODS
ENDED 30 NOVEMBER 2009 AND 2008

CONTENTS

Independent auditors’ report

Exhibit 1 – Balance sheets

Exhibit 2 - Statement of operations

Exhibit 3 – Statements of changes in shareholders’ equity (deficit)

Exhibit 4 – Statement of cash flows

Notes to the financial statements

INDEPENDENT AUDITORS’ REPORT

BDO Trevisan Auditores Independentes
Rua 7 de Setembro, 71
15º e 21º andares - Centro
Rio de Janeiro - RJ - Brasil
20050-005

Tel.: +55 (21) 3534-7500
Fax.: +55 (21) 2221-1395
www.bdotrevisan.com.br

(Convenience translation into English from the original previously issued in Portuguese)

To the Shareholders and Management of
Holdco Participações Ltda.
Rio de Janeiro - RJ

1. We have audited the accompanying balance sheet of Holdco Participações Ltda. (the “Company”) as of 30 November 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the eleven-month period then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holdco Participações Ltda. as of 30 November 2009, and the results of its operations, the changes in shareholders’ equity, and its cash flows for the eleven-month period ended in accordance with the accounting practices adopted in brazil.

4. The financial statements for the period ended 30 November 2008 presented for comparative purposes were not audited by us or by our auditors.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, 9 December 2009

José Luiz de Souza Gurgel
Engagement Partner
BDO Trevisan Auditores Independentes

(Convenience translation into English from the original previously issued in Portuguese)

EXHIBIT 1

HOLDCO PARTICIPAÇ ÕES LTDA.

BALANCE SHEETS AS OF 30 NOVEMBE R
(In thousands of Brazilian reais)

ASSETS	2009	2008	LIABILITIES	2009	2008

NONCURRENT ASSETS			CURRENT LIABILITIES
Investments	517,128		Accounts payable - related parties	404	655,598

	517,128		Provision for losses on investments		775,241

				404	1,430,839

			SHAREHOLDERS' EQUITY (DEFICIT)
			Subscribed share capital	3,029,659	2,300,000
			Unpaid capital		(756,329)
			Accumulated deficit	(2,512,935)	(2,974,510)

				516,724	(1,430,839)

TOTAL ASSETS	517,128		TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	517,128

The accompanying notes are an integral part of these financial statements.

EXHIBIT 2

HOLDCO PARTICIPAÇÕES LTDA.

STATEMENT OF OPERATIONS FOR THE
ELEVEN-MONTH PERIOD ENDED 30 NOVEMBER
(In thousands of Brazilian reais)

	2009	2008

OPERATING EXPENSES
Consulting and services provided by third parties	(400)

FINANCIAL INCOME (EXPENSES)
Interest expenses	(18,323)	(23,237)
Exchange gains (losses)	170,870	(157,732)

	152,547	(180,969)
OTHER REVENUES (EXPENSES)
Equity in earnings	19,900
(Provision) reversal for losses on investment	313,030	(88,851)

	332,930	(88,851)

NET INCOME (LOSS)	485,077	(269,820)

The accompanying notes are an integral part of these financial statements.

EXHIBIT 3

HOLDCO PARTICIPAÇÕES LTDA.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
ELEVEN -MONTH PERIOD ENDED 30 NOVEMBER
(In thousands of Brazilian reais)

	Share capital

			Total	Accumulated
	Subscribed	Unpaid	Paid in	deficit	Total

BALANCES AS OF 31 DECEMBER 2007 (UNAUDITED)	2,300,000	(756,329)	1,543,671	(2,704,689)	(1,161,018)
Net loss				(269,820)	(269,820)

BALANCES AS OF 30 NOVEMBER 2008	2,300,000	(756,329)	1,543,671	(2,974,509)	(1,430,838)

BALANCES AS OF 31 DECEMBER 2008	2,300,000	(756,329)	1,543,671	(2,998,012)	(1,454,341)
Capital increase	729,659	756,329	1,485,988		1,485,988
Net income				485,077	485,077

BALANCES AS OF 30 NOVEMBER 2009	3,029,659		3,029,659	(2,512,935)	516,724

The accompanying notes are an integral part of these financial statements.

EXHIBIT 4

HOLDCO PARTICIPAÇÕES LTDA.

STATEMENT OF CASH FLOWS FOR THE
ELEVEN-MONTH PERIOD ENDED 30 NOVEMBER
(In thousands of Brazilian reais)

	2009	2008

OPERATING ACTIVITIES
Income/ (Loss) for the period	485,077	(269,820)
Provision for interest	18,323	23,237
Exchange variation	(170,870)	157,732
Provision for investment loss	(313,030)	88,851
Equity in earnings (losses) of controlled companies or subsidiaries	(19,900)

Total	(400)

Increase (decrease) in liabilities:
Accounts payable - related parties

Net cash provided by operating activities	(400)

INVESTING ACTIVITIES
Increase in investment - Intelig Telecom	(979,157)

Net cash used in investing activities	(979,157)

FINANCING ACTIVITIES
Increase in share capital	1,485,988
Loan
Capitalisation - Principal	(337,868)
Capitalisation - Interest	(168,967)
Increase in loan agreement	404

Net cash used in financing activities	979,557

INCREASE IN CASH AND CASH EQUIVALENTS

Variation in cash and cash equivalents
At the beginning of period
At the end of period

INCREASE IN CASH AND CASH EQUIVALENTS

The accompanying notes are an integral part of these financial statements.

Holdco Participações Ltda.

(Convenience translation into English from the original previously issued in Portuguese)

HOLDCO PARTICIPAÇÕES LTDA.

NOTES TO THE FINANCIAL STATEMENTS AS OF 30 NOVEMBER 2009 AND 2008
(In thousands of Brazilian Reais)

1. OPERATIONS

Holdco Participações Ltda. is engaged in participate in other companies, civil or commercial, as partner or shareholder.

(a) Restructuring for merger

On 16 April 2009, an agreement between TIM Participações S.A. and JVCO Participações Ltda. was entered into to acquire the control of Intelig Telecom upon the merger of Holdco Participações into TIM.

Under this agreement, TIM will integrally absorb Holdco Participações’ shareholders equity, becoming a direct controlling-company of Intelig Telecom.

The merger of Holdco Participações will cause the extinction of its capital shares, which will be replaced in the same current proportion by common and preferred shares to be issued as a capital increase of TIM and delivered to Holdco Participações’ shareholders.

On 30 November 2009, Holdco Participações was under a corporate restructuring process to comply with some conditions provided for in the Agreement. The merger of Holdco Participações is forecast to occur by the end of 2009, when TIM, in substitution for JVCO, will become the direct controlling-company and holder of 100% of Intelig Telecom’s share capital.

2. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with Brazilian accounting practices.

Holdco Participações Ltda.

3. SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared in accordance with Brazilian accounting practices, as follows:

a) Results of operations

Stated on the accrual basis.

b) Related-party transactions

The Company has a loan agreement with its controlling company, Intelig Telecom Ltda.

c) Investment

Relevant interest in controlled companies is accounted for on the equity method, less provision for losses, when applicable.

4. INVESTMENT

On 30 November 2009, through a Private Instrument of Debt Assumption, JVCO assumed the debits of Intelig Telecom arising from technical service agreements in the amount of R$20,795 thousand (US$11,945 thousand), and loans amounting to R$544,768 thousand (US$312,923 thousand), becoming Intelig Telecom’ creditor in the amount of R$565,563 thousand.

Also in November 2009, through a Private Instrument of Assignment of Receivables, Intelig Telecom settled part of its debt with JVCO upon the assignment of receivables in shares of Intelig Corporate Solutions, in the amount of R$65,000 thousand.

Also in November 2009, through a Private Instrument of Assignment of Receivables, JVCO assumed the debts of Intelig Telecom arising from loan agreements in the amount of R$478,594 thousand (US$274,911 thousand), becoming the creditor of Intelig Telecom in the same amount.

The above-mentioned credits of JVCO before Intelig Telecom amounting to R$500,563 thousand and R$478,594 thousand were granted and transferred to Holdco Participações which, in its turn, through the 17th and 18th amendments to the articles of organisation of Intelig Telecom, respectively, approved the capitalisation of these credits in Intelig Telecom.

As of 30 November 2009, Holdco Participações Ltda. has 99.99% of the share capital of Intelig Telecomunicações Ltda.

2

Holdco Participações Ltda.

5. RELATED-PARTY TRANSACTIONS

	2009	2008

Current liabilities
Loan
National Grid		437.065
France Telecom		218.533
Intelig Telecom	404

	404	655.598

On 30 November 2009, through a Private Instrument of Debt Assumption, JVCO assumed the debits of Holdco Participações arising from a loan agreement, becoming creditor of Holdco Participações in the total amount of R$506,830 thousand (US$291,131), (2008 – R$655,598 thousand – US$280,998 thousand).

6. SHARE CAPITAL

Company’s paid-in and subscribed share capital is of R$3,029,659 thousand (2008 – R$1,543,671 thousand), divided in 3,029,659 thousand (2008 – 1,543,671 thousand) shares, in the amount of one Brazilian real (R$1.00) each.

In November 2009, through the 11th amendment to its articles of organisation, JVCO approved the capital increase of Holdco Participações to R$2,551,065 thousand upon the capitalisation of credits in the amount of R$500,563 thousand and R$506,830 thousand, respectively referred to in notes 4 and 5.

Also in November 2009, through the 12th amendment to its articles of organisation, JVCO approved the capital increase of Holdco Participações to R$3,029,659 thousand upon the capitalisation of credits in the amount of R$478,594 thousand, as referred to in note 4.

7. DERIVATIVES

The Company did not present, as of 30 November 2009 and 2009, balances of derivatives.

*             *             *

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.